UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement by Embraer S.A. of

Results of Cash Tender Offer for Any and All Outstanding 5.400% Senior Unsecured Guaranteed Notes due 2027

São Paulo, February 12, 2025 – Embraer S.A. (“Embraer”) (NYSE: ERJ) announces the expiration of its previously announced offer to purchase for cash any and all outstanding 5.400% senior unsecured guaranteed notes due 2027 (the “2027 Notes”) issued by Embraer Netherlands Finance B.V. (“Embraer Finance”), fully, unconditionally and irrevocably guaranteed by Embraer (the “Tender Offer”).

The Tender Offer was made upon the terms and subject to the conditions set forth in the offer to purchase dated February 5, 2025 (the “Offer to Purchase”) relating to the 2027 Notes and the accompanying notice of guaranteed delivery.

Information regarding the 2027 Notes and the results of the Tender Offer is summarized in the following table:

Title of Security	CUSIP / ISIN	Principal Amount Outstanding		Principal Amount Tendered(1)		Principal Amount Outstanding Following the Any and All Settlement Date		Any and All Total Consideration(1)
5.400% Senior Unsecured Guaranteed Notes due 2027	29082H AB8 / US29082HA B87	US$	522,035,000	US$	249,651,000	US$	272,384,000	US$	1,012.18

(1)

Per US$1,000 principal amount of 2027 Notes validly tendered and accepted for purchase. Holders will also be paid accrued and unpaid interest from the applicable last interest payment date up to, but not including, the Any and All Settlement Date (as defined in the Offer to Purchase) (“Accrued Interest”).

Information on the Tender Offer

The Tender Offer expired at 5:00 p.m., New York City time, on February 11, 2025 (the “Any and All Expiration Date”).

All conditions described in the Offer to Purchase, including the Financing Condition, have been satisfied, and Embraer has accepted for purchase all of the 2027 Notes validly tendered.

For More Information

The terms and conditions of the Tender Offer are described in the Offer to Purchase. Copies of the Offer to Purchase are available at www.dfking.com/embraer and by request to D.F. King & Co., Inc., the tender agent and information agent for the Tender Offer (the “Tender and Information Agent”). Requests for copies of the Offer to Purchase should be directed to the Tender and Information Agent at +1 (800) 829-6554 (toll free) and +1 (212) 269-5550 (collect) or by e-mail to embraer@dfking.com.

Embraer has engaged Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and PNC Capital Markets LLC to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offer. The Dealer Managers can be contacted at their telephone numbers set forth on the back cover page of the Offer to Purchase with questions regarding the Tender Offer.

Disclaimer

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Tender Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

Embraer S.A.

Antonio Carlos Garcia

Head of Investor Relations

+55 (11) 3040-6874

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations